
December 13, 2012

Via E-mail
Andre S. Valentine
Chief Financial Officer
Convergys Corporation
201 East Fourth Street
Cincinnati, OH 45202

> **Re:** **Convergys Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 1-14379**

Dear Mr. Valentine:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You disclose on page 11 that you have facilities in the Middle East, a region that can be understood to include Iran, Syria and Sudan. You disclose on pages 3 and 7 that you operate in Latin America, a region that can be understood to include Cuba. Cuba, Iran, Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your 10-K does not include information regarding contacts with those countries. Please tell us about any contacts with Cuba, and about any contacts with Iran, Syria and Sudan since your letter to us of October 14, 2009. Describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through subsidiaries, resellers, distributors, or other direct or

indirect arrangements. In this regard, we note a 2012 news release reporting that you signed a framework agreement with E.ON IT GmbH, which is the information technology arm of E.ON AG. We note 2012, 2007 and 2006 news articles reporting that E.ON's gas division has projects in Iran and was looking to buy liquefied natural gas from Iran. Your response should describe any products, technology, equipment, components or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Cuba, Iran, Syria and Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria and Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance